Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES UPDATE TO PILAR MINERAL RESOURCE ESTIMATE

- Substantial increase in both resource and grade -

TORONTO, ONTARIO, April 13, 2009 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced an update to the mineral resource estimate and progress toward a feasibility level study for the Pilar project based on 2008 drilling.

The Pilar project is a gold mineral exploration project located in Goias, Brazil, approximately 300 kilometres northwest of the city of Brasilia and approximately 70 kilometres south of Yamana’s Chapada mine.  Pilar is comprised of three deposits, Jordino, Ogo and Tres Buracos (JOT).  The current Pilar mineral resource estimate is summarized as follows:

	Inferred Mineral resource
Deposit (1)	Tonnes	Grade Au g/t	Ounces
Tres Buracos	4,100,000	1.3	171,000
Ogo	800,000	1.8	48,000
Jordino	7,698,000	5.03	1,245,000
Total	12,598,000	3.61	1,464,000

(1)
The Tres Buracos estimate is based on a cut-off grade of 0.5 g/t gold as it is planned as an open pit mine whereas the Ogo and Jordino estimates are based on a cut-off grade of 1.5 g/t gold as they are planned as underground mines.

Both grade and total resource ounces have increased substantially from 2007 to end of 2008 as summarized below:

	Inferred Mineral Resource
	Tonnes	Grade Au g/t	Ounces
2007	12,400,000	2.44	972,000
2008	12,598,000	3.61	1,464,000
Increase	198,000	1.17	492,000
Percentage Change	2%	48%	51%

The increase in resource is entirely from the high-grade Jordino deposit which is the largest and most prospective, and now represents approximately 85% of total contained gold ounces.  The Jordino resource alone substantially increased by 492,000 gold ounces, or 65%, and its grade improved significantly from 3.1 g/t to 5.0 g/t, a 62% increase from the previous year.  Yamana has now added approximately 8.4 million new gold ounces before production to its total gold reserves and resources base, across all categories, in 2008, exceeding previous expectations of 7.0 million new ounces.

All three deposits share the same geology and structure along a northwest trend that extends along strike for at least five kilometres and is covered on the southeast end by post-mineral sedimentary rocks of the Araxa Group. Mineralization is controlled by a low angle shear zone with hydrothermal alteration consisting of sulphidation, mainly as arsenopyrite, and silicification of the carbonaceous sedimentary rocks across widths of 10 to 20 metres.  Higher grades are clearly associated with structurally controlled ore shoots distributed along the trend of the Pilar Greenstone belt. The Ogo and Tres Buracos deposits are located one and 2.7 kilometres northwest of Jordino, respectively. Yamana anticipates that the three deposits will be developed as one mine.

The JOT deposits are hosted by metasedimentary rocks of the Pilar Greenstone Belt which is the easternmost of three greenstone belts in the Goias Massif. The other two greenstone belts include the westernmost Crixas Greenstone Belt which hosts the Serra Grande gold mine and the Guarinos Greenstone Belt which is east of the Crixas Belt and similar in shape and size.  The Crixas and Pilar gold mineralization have very similar structural control, hydrothermal alteration, stratigraphy and tectonic history, and are approximately 40 kilometres apart.  Yamana controls approximately 65,000 hectares of mineral claims and permits that cover the majority of the Guarinos and Pilar Greenstone belts.

In 2008, Yamana completed an additional 23,500 metres of diamond drilling on the project. To date 48,000 metres has been completed in 141 holes. Drilling focused on increasing the resource down dip and along strike and on better defining the ore grade continuity through infill drilling. The majority of the resource has now been outlined by drilling on a 100x100 metre grid with some sections completed on a 50x50 metre grid. Yamana has budgeted US$4.1 million for exploration in 2009 for the Pilar project for approximately 20,000 metres of diamond drilling, of which approximately 12,000 metres will be focused on growing the resource along strike and down dip.  Infill drilling and tunneling is also planned to further define the current inferred resource to upgrade the resource category. Almost all of the extension and infill drilling will be at Jordino.  The Company’s view is that an initial mineable resource level of one million ounces would support a development decision.

The Pilar project is rapidly developing into a defined resource for feasibility.  Yamana believes Pilar is highly prospective and is an important development stage project for the Company with the potential to be accelerated.

Qualified Person
William H. Wulftange, P.Geo., Director, Technical Compliance for Yamana Gold Inc. has reviewed and confirmed the data contained within this Press Release and serves as the Qualified Person as defined in National Instrument 43-101.

UPCOMING EVENTS
•	Update to C1 Santa Luz economic analysis: Q2 2009
•	C1 Santa Luz construction decision: H2 2009
•	Ernesto/Pau-a-Pique feasibility study and construction decision: by end of 2009
•	Mercedes feasibility study and construction decision: Q1 2010
•	Pilar feasibility study and construction decision: Q1 2010

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Corporate Communications & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include but are not limited to, the advantages determined based on findings described herein proving to be accurate, the Company’s expectations in connection with the project discussed herein being met,  the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected operational performance and the Company’s plans and objectives related to the project discussed herein and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.